# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evogene Ltd., CIK 0001574565
CUSIP: M4119S187
Title of class of securities: Ordinary shares, par value NIS 0.20 per share and American Depositary Shares, each representing one (1) Ordinary Share
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517
Date of event which requires filing of this statement: 07/10/2026
Filed by CIK 0001749628
Persons authorized to receive notices and communications: Kfir Silberman, L.I.A. Pure Capital Ltd., 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916, 972-3-7175777

## Reporting persons
- L.I.A. Pure Capital Ltd. (CIK 0001749628): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,026,100; sole dispositive power 1,526,100; shared dispositive power 0; aggregate amount beneficially owned 1,526,100 (12.61% of the class)
  Comment: (1) Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of L.I.A. Pure Capital Ltd. ("Pure Capital").
  
  (2) Based on a total of 12,104,457 ordinary shares, par value NIS 0.20 per share, of Evogene Ltd. (the "Issuer" and the "Ordinary Shares", respectively) outstanding as of June 3, 2026 (as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on June 11, 2026 pursuant to the Issuer's Registration Statement on Form F-3 (File No. 333-277565).
- Kfir Silberman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,100; sole dispositive power 1,526,100; shared dispositive power 0; aggregate amount beneficially owned 1,526,100 (12.61% of the class)
  Comment: (1) Kfir Silberman is the officer, sole director, chairman of the board of directors and controlling shareholder of Pure Capital.
  
  (2) Based on a total of 12,104,457 Ordinary Shares of the Issuer outstanding as of June 3, 2026 (as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on June 11, 2026 pursuant to the Issuer's Registration Statement on Form F-3 (File No. 333-277565).
- Invest Pro Shukai Hon Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,100; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (4.13% of the class)
  Comment: (1) The securities reported on this Schedule are held by Invest Pro Shukai Hon Ltd. ("Invest Pro"). Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro.
  
  (2) Based on a total of 12,104,457 Ordinary Shares of the Issuer outstanding as of June 3, 2026 (as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on June 11, 2026 pursuant to the Issuer's Registration Statement on Form F-3 (File No. 333-277565).
- Ron Yair Peled: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,026,100; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (4.13% of the class)
  Comment: (1) The securities reported on this Schedule are held by Invest Pro. Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro.
  
  (2) Based on a total of 12,104,457 Ordinary Shares of the Issuer outstanding as of June 3, 2026 (as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on June 11, 2026 pursuant to the Issuer's Registration Statement on Form F-3 (File No. 333-277565).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value NIS 0.20 per share and American Depositary Shares, each representing one (1) Ordinary Share
Name of issuer: Evogene Ltd.
Address of issuer's principal executive offices: 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel (L3), 7638517

## Item 2. Identity and Background
Name of person filing:
Pure Capital is an Israeli holding company incorporated in 2010. The address of its principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916, c/o Kfir Silberman. As of the date of this Schedule, Kfir Silberman, an Israeli citizen, is the officer, sole director and serves as the chairman of the board of directors of Pure Capital.

Kfir Silberman is the controlling shareholder of Pure Capital. As of the date of this Schedule, Mr. Silberman owns 100% of the shares of Pure Capital. The address of his principal office and principal place of business is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916.

Invest Pro is an Israeli company incorporated in 1992. The address of its principal office and principal place of business is 2 Rothschild Street, Tel Aviv, Israel 6688102, c/o Ron Yair Peled. As of the date of this Schedule, Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro. The address of Mr. Peled's principal office and principal place of business is 2 Rothschild Street, Tel Aviv, Israel 6688102.
Residence or business address: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(b).
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(c).
Criminal convictions in the last five years: During the last five years, none of Pure Capital, Kfir Silberman, Invest Pro nor Ron Yair Peled (each, a "Reporting Person" and collectively, the "Reporting Persons") (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Schedule 13D is hereby incorporated by reference into this Item 2(e).
Citizenship:
Each of Kfir Silberman and Ron Yair Peled is an Israeli citizen.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 10, 2026, a copy of which is attached hereto as Exhibit 1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Ordinary Shares reported herein as beneficially owned by the Reporting Persons were acquired with the working capital of the Reporting Persons as applicable (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 10, 2026, the Reporting Persons delivered a letter to the Issuer demanding that the Issuer convene a special general meeting of shareholders. In such letter, the Reporting Persons requested that the agenda of the special general meeting include proposals to (i) remove the current members of the Issuer's board of directors other than Mr. Ofer Haviv, (ii) elect the Reporting Persons' nominees to the Issuer's board of directors and (iii) approve compensation, exemption, indemnification and insurance arrangements for such nominees. A copy of the letter is attached hereto as Exhibit 2.

The Reporting Persons believe that changes to the composition of the Issuer's board of directors are necessary in order to enhance shareholder value and improve oversight of the Issuer's business and operations.

The Reporting Persons intend to engage in discussions with the Issuer's board of directors, management, shareholders and other interested parties regarding the foregoing matters and may take such actions as they determine appropriate in connection therewith, including seeking shareholder support for the proposals described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information included herein is based on a total of 12,104,457 Ordinary Shares of the Issuer outstanding as of June 3, 2026 (as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on June 11, 2026 pursuant to the Issuer's Registration Statement on Form F-3 (File No. 333-277565).

Pure Capital has the sole dispositive and shared voting power over 1,470,000 American Depositary Shares ("ADSs"), each representing one (1) Ordinary Share, par value NIS 0.20 and 56,100 Ordinary Shares, representing in the aggregate approximately 12.61% of the outstanding share capital of the Issuer.

Kfir Silberman does not directly own any Ordinary Shares. Mr. Silberman, as the owner and controlling shareholder of Pure Capital, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by Pure Capital.

Pro Invest has the sole dispositive and shared voting power over 500,000 ADSs, representing approximately 4.13% of the outstanding share capital of the Issuer.

Ron Yair Peled does not directly own any Ordinary Shares. Ron Yair Peled is the owner and the Chief Executive Officer of Invest Pro.

Voting power with respect to the reported securities is shared pursuant to the terms of the oral voting agreement, as described in Item 6

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 10, 2026, the Reporting Persons entered into an oral agreement pursuant to which they have agreed to share the power to vote the securities beneficially owned by each of them with respect to matters submitted to the Issuer's shareholders for approval. The oral agreement does not provide either Reporting Person with the power to dispose of, or to direct the disposition of, any securities beneficially owned by the other Reporting Person, and each Reporting Person retains sole dispositive power over the securities beneficially owned by such Reporting Person.

The Reporting Persons intend to memorialize the terms of the foregoing oral agreement in a written voting agreement in the near future. Upon execution of such written agreement, the Reporting Persons intend to amend this Schedule 13D, as appropriate, to describe the written agreement and file it as an exhibit hereto, if required.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement by and among L.I.A. Pure Capital Ltd., Kfir Silberman, Invest Pro Shukai Hon Ltd. and Ron Yair Peled dated July 10, 2026.

Exhibit 2 Demand to Convene Special General Meeting of the Shareholders of Evogene Ltd., dated July 10, 2026.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman/Chairman and Chief Executive Officer (07/10/2026)
- Kfir Silberman: /s/ Kfir Silberman, Kfir Silberman (07/10/2026)
- Invest Pro Shukai Hon Ltd.: /s/ Eli Zamir, Eli Zamir/Director (07/10/2026)
- Ron Yair Peled: /s/ Ron Yair Peled, Ron Yair Peled (07/10/2026)